03032412

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eiffel Technologies Limited

*CURRENT ADDRESS Level 14, 50 Market St
Melbourne, Victoria 3000

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34747 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: BBS

DAT : 10/1/03

EIFFEL TECHNOLOGIES

Report to Shareholders 2001

Innovative Particle Architecture
Enhanced Drug Design and Delivery

List of Contents

THE GROUP IN PROFILE

Eiffel Technologies Limited, formerly PharmAction Holdings Limited, was listed on the Australian Stock Exchange in 1996. Following divestment of its pharmaceutical contract manufacturing business in February 2001 the Group is focused on research and development, and commercialisation of drug delivery technologies.

The research and commercialisation activities into Super Critical Fluid (SCF) drug delivery technology are being conducted by its 75% owned subsidiary company Eiffel Research and Development Pty Ltd. The principals of the joint venture partner, Phytotherapy Technology Pty Ltd, Professor Neil Foster and Mr Hubert Regtop have had significant experience with the development of this and related technologies.

The Group takes its name "Eiffel" from experiments conducted in 1891 by a French scientist in which high pressures were generated in a mercury filled tube which extended to the top of the Eiffel Tower in Paris resulting in the development of SCF technology.

The board members of both companies have a wealth of experience in the pharmaceutical and drug delivery industries together with expertise in the research and development, patenting and sub-licensing of intellectual property.



CHAIRMAN'S REPORT

In my address, on behalf of the Board of Directors, to Shareholders at last year's Annual General Meeting, I outlined our Board strategy to exit contract Pharmaceutical Manufacturing Operations and concentrate our financial resources on our highly promising BioMedical Project – Super Critical Fluid (SCF) drug delivery technology. We also addressed Shareholders on the challenges that faced our Company in making this transition.

This Report is designed to give Shareholders an understanding as to the progress we have made with our strategy during the year under review.

Chief Executive Officer

At the Annual General Meeting we were pleased to be able to introduce to Shareholders our recently appointed Chief Executive Officer, Christine M Cussen. We were fortunate to recruit Christine from her previous position as Managing Director of Zeneca's Pharmaceutical business in Australia and New Zealand.

Christine, in her separate Chief Executive Officer's Report, has covered her activities over the last year, and our Board appreciates the professional and energetic effort she has applied to her task. We look forward, with her continuing management expertise, and industry knowledge, to making Eiffel Technologies Limited successful.

Sale of Manufacturing Operations

After protracted delays, the Sale of Shares Agreement with Cottee Health Limited was settled on the 4th October 2001. The Board wishes to thank Ron Clark, Chief Operating Officer, his senior management team, and dedicated employees for their loyalty and perseverance in running the Manufacturing Operations under difficult conditions during was paid, with a further $2.6 M to be paid in December 2001/January 2002, and the final balance of $500,000 in December 2002. These funds will form the base contribution to our SCF Project. We are hopeful of further funding of approximately $2.5 M from our application for an AusIndustry Research & Development Start Grant. We will know if this is approved in early December 2001. If successful, we will have total funding of almost $7 M for the commercialisation of the SCF Research & Development programme.

Valuation of Research & Development Project

Many Shareholders have asked us in recent months what returns for Shareholders are likely to be forthcoming if we can, over the next 2 to 3 years, progressively commercialise our SCF Project.

Prior to committing substantial funds to this SCF Project, your Board, late last calendar year, commissioned an independent Valuation from Acuity Technology Management Pty Ltd, a company that specialises in technical, commercial and financial analyses of engineering and science based projects. The Valuation was conditional on sufficient funds being raised by Eiffel to finance the development and exploration of the BioMedical intellectual property – as well as obtaining the necessary Regulatory Approvals. The mid point Valuation was $76 M.

On a fully-diluted basis, this valuation was calculated at 61.3 cents per share, a figure which is six times our current share price. Further, the fully-diluted calculation assumed the conversion of our 2003 Convertible Note and options related thereto. The conversion of these options would produce additional capital of $6.25 M to Eiffel. This figure is not included in the Valuation.

referred to in Christine Cussen's Report.

It is rare for BioMedical Companies shares to trade at such a significant discount to an independent Valuation. The potential future benefits to Shareholders, however, can be seen in this appraisal. If we are successful in commercialising our research, Shareholders should be able to look forward to a significant return.

Christine Cussen, in her Report, sets out our priorities, and hurdles that have to be overcome in the next twelve months to achieve this value for Shareholders. We are pleased to announce that we are well advanced in this programme.

Finally, I would like to thank each of my fellow Directors for a real contribution over the last year. We have faced many challenges and the Board has worked extremely well individually and together in facing these.

Thomas J Hartigan
Chairman


"With billions of dollars of drugs
coming off patent over the next few years,
pharmaceutical companies are looking
to extend their patent life by introducing
novel formulations and delivery mechanisms
of existing compounds"



CHIEF EXECUTIVE'S REPORT

Since joining the company in November 2000, my prime focus has been to build the foundations for the development and commercialisation of Eiffel Technologies Super Critical Fluid (SCF) drug delivery technologies. These technologies can be used to reduce the size and shape of drugs and proteins. Reformulation can enable use of alternative drug delivery systems from injectable to inhalation (puffer), oral drug formulations and to improve how drugs work.

One of my first major tasks has been to introduce our Company to the international pharmaceutical and biotechnology markets. This has involved meeting with representatives of over 50 companies in Europe, UK and the USA. Discussions with them confirmed the need for superior drug formulation technologies, and in particular the need for new formulation technologies that control the rate at which drugs are absorbed into the body, given that reportedly over 40% of all drugs are poorly absorbed.

The commercial opportunities for Super Critical Fluid technologies are significant, given that the world drug market is large and valued at around $US227 Billion and growing at 10% per annum. Further to emerge from my discussions is that SCF drug delivery technologies are considered to have significant advantages over current drug formulation techniques in that they can improve the way a drug works. Other benefits include more predictable clinical outcomes and possibly fewer drug side effects.

Eiffel Technologies has significant research capability through its 75% owned subsidiary company Eiffel Research & Development Pty Ltd. Our Technical Director, Professor Neil Foster is acknowledged as an international pharmaceutical and biotechnology industries, of a tailor made solution to a drug formulation problem.

From a commercial perspective direct competition to Eiffel's Technology drug delivery platform is limited with less than half a dozen players in the field and two of the largest competitors purchased by pharmaceutical companies in the past six months. This included Bradford Particle Design which grew out of the SCF research laboratories at Bradford University in the United Kingdom. It was acquired by the US Drug Delivery Company Inhale Therapeutic Systems for reportedly $US 200 Million. At about the same time another SCF Company, Phasex (US Company) licensed its pharmaceutical SCF technology to Lavipharm Laboratories who in turn acquired another European SCF Company, Separex. Clearly, interest in SCF technology is running hot within the international pharmaceutical industry.

Against this background, the business plan for Eiffel Technologies was prepared and approved by the Board in June 2001. The plan includes a research and development programme developed by Professor Neil Foster and Mr Hubert Regtop, owners and directors of Phytotherapy Technology Pty Ltd our joint venture partner. I would like to take this opportunity to acknowledge their research expertise and to thank them for their invaluable contribution.

Our research objectives are to fully validate the technology as soon as possible, and then to target reformulation of commercially attractive drugs that are poorly absorbed by the body and that could benefit from reformulation to more convenient forms of drug delivery, for example, from injection to puffer.

supply agreements with pharmaceutical and biotechnology companies. Key priorities for Eiffel Technologies over the next twelve months are to:

- finalise collaborations with pharmaceutical companies for feasibility studies and/or research collaborations and to generate revenue as quickly as possible,
- form an international scientific advisory panel, to advise the Chief Executive Officer and the Board on research and commercial opportunities,
- secure a Federal Government START Grant to support Eiffel Technologies on going research programme,
- establish and complete the construction of a purpose built international accredited SCF research and production facility at the University of New South Wales, and
- build and expand Eiffel Technologies intellectual property portfolio.

Interest in SCF Technologies amongst the pharmaceutical industry is high and because of the limited number of players in the field, a significant window of opportunity exists for Eiffel Technologies to commercialise its technologies quickly. Our aspirations for the Company are high, and I am confident that we will be successful. Information on the company and related developments can be obtained at our website www.eiffeltechnologies.com.au

Christine M Cussen

Christine M Cussen
Chief Executive Officer



"The commercial opportunities from Super Critical Fluid technologies are significant, given that the world drug market is large and valued at around US$227 Billion and growing at 10% per annum"





BOARD OF DIRECTORS

Mr Thomas J Hartigan, B.Com, ACA
Non-executive Director and Chairman

Mr Hartigan, 57, is a Chartered Accountant and Bachelor of Commerce. He is Principal of T.J.Hartigan Corporate Services and has extensive business experience.

He has been a Director and Chairman of other public companies. In his business advisory capacity he specialises in raising development capital for growing businesses, particularly in the transition from private to public companies. Mr Hartigan is a member of the Audit and Remuneration Committees.

Mr William T Bytheway
Non-executive Director

Mr Bytheway, 53, had a 28-year career at Mayne Nickless and was Managing Director of Mayne Nickless for 4 years. In addition to his global responsibilities at Mayne Nickless, Mr Bytheway has lived and worked in North America.

Mr Bytheway brings considerable skills of an industry specific nature (logistics and health care) and in the areas of strategic management and design of cost efficient supply chains within companies.







Mr Peter S Corfield
Non-executive Director

Mr Corfield, 61, is Managing Director of Oppenheimer Pty Limited, an Australian food specialist company that supplies the food and pharmaceutical manufacturing industries.

He has extensive experience as a chief executive in the successful development, marketing and growth of businesses in these industries. Mr Corfield is a member of the Audit and Remuneration Committees.

Mr Samuel P Quigley, B.Eco
Non-executive Director

Mr Quigley, 57, has a marketing and commercial background. Over recent years Mr Quigley has led several public companies which required reconstruction in order to improve profit performance and prepare them for eventual sale. These companies include Associated Pulp & Paper Mills, Strarch International Ltd and the Jennings Group Limited.

Mr Quigley has particular strengths in changing employee motivation, behavioural patterns and implementing interdependent team structures, which have resulted in significant improvements to the wealth of shareholders in the companies for which he has acted.

Mr Quigley has had global responsibility for a number of companies, and has lived and worked in Asia and North America.

Mr Roderick P Tomlinson
Non-executive Director

Mr Tomlinson, 58, has a distinguished career in the Pharmaceutical industry, having founded Soltec Industries in 1973, which company was acquired by F H Faulding in 1996. Soltec Industries won various corporate and export awards over the years and was uniquely successful, under Mr Tomlinson's leadership, in commercialising technology for treatment of psoriasis, acne, and headlice – together with achieving breakthrough technologies in sunscreens, transdermal delivery and drug inhalation.

Mr Tomlinson is a Director of private companies involved in computer graphics. He brings a wealth of experience in pharmaceutical manufacturing and drug delivery to the Board and has a passionate belief in building shareholder wealth through the creation of intellectual property.



"Interest in SCF Technologies amongst the pharmaceutical industry is high and because of the limited number of players in the field, a significant window of opportunity exists for Eiffel Technologies..."

STATUTORY FINANCIAL REPORT & FINANCIAL STATEMENTS

for the year ended 30 June 2001

DIRECTORS' REPORT

The Directors of Eiffel Technologies Limited present their report on the company and its controlled entities for the year ended 30 June, 2001.

Directors

The names of the directors of the company in office at the date of this report are:
Mr Thomas Joseph Hartigan (Chairman)
Mr William Thomas Bytheway
Mr Peter Saxon Corfield
Mr Samuel Peter Quigley
Mr Roderick Peter Tomlinson

Principal Activities

The principal activities of the economic entity during the financial year included:

- acquisition of a licence to use and develop a world wide patent into SCF drug delivery research,

- commencement of biomedical research and development, and commercialisation of exclusively licensed intellectual property by Eiffel Research & Development Pty Ltd (ERD), formerly Bioactive Enhancement Technologies Aust Pty Ltd, in which the company has a 75% interest,

- completion of an agreement and detailed planning for the establishment and usage of research facilities at the University of New South Wales,

- further research and development of licensed intellectual property, together with extensive market contact with technical collaborators and potential customers,

- preparation of a research and development Start Grant application to support the planned research programme over the next three years, and

- manufacture and packaging of therapeutic products for the eight months ended 28 February, 2001 when the businesses together with the related entities, PharmAction Manufacturing Pty Ltd and PharmAction Technical Services Pty Ltd were sold.

Operating Results

The economic entity made an operating loss before tax of $3,507,254 for the year ended 30 June, 2001. The loss includes approximately $1,568,000 of non-recurring costs relating to manufacturing operations, and losses and costs associated with the sale of the subsidiary companies.

The loss for the year compares with a loss of $1,235,159 for the prior year. The prior year loss was after a net abnormal gain of $2,022,000. This arose from a gain of $3,039,000 on land and buildings acquired upon termination of a manufacturing agreement with Hoechst Marion Roussel, less restructuring redundancy costs of $1,017,000.

Dividends Paid or Recommended

The directors of the company recommend that no dividend be paid. No interim dividend has been paid or credited by the company or proposed during the period.

DIRECTORS' REPORT

Review of Research and Development Projects
Research & development and commercialisation costs were approximately $887,000 for the year, including $556,939 for the six months to 30 June attributable to ERD.

The directors are pleased with the progress of the development and commercialisation of the Super Critical Fluid (SCF) drug delivery technology platforms. Discussions with the international pharmaceutical market confirm a significant need for superior particle engineering technologies and in particular SCF technology.

Research and Development costs include fees paid to Unisearch Limited (provider of research facilities at the University of New South Wales) and to Phytotherapy Technology Pty Ltd (PT), the joint venture partner responsible for managing the research and development program. Commercialisation costs include portion of the Chief Executive Officer's salary and overseas travel costs.

Review of Manufacturing Operations
Sales for the eight months of trading of $9,187,106 were in line with forecast, and compared with $8,887,000 for the same period in the prior year. A loss of $491,037 was reported for the period compared with a loss of $1,122,000 for the comparable period to February 2000. The improvement in the current year was largely due to cost efficiencies resulting from restructure of the operations in the final quarter of the prior year.

Significant changes in State of Affairs
The following significant changes in the state of affairs of the company occurred during the year:

(a) Intellectual Property Licence
During the year the company was granted an exclusive worldwide licence by the University of NSW and the University of Sydney. The intellectual property, the subject of the licence, is a provisional patent for producing drug particles using critical fluid (SCF) technologies such as micronisation and other SCF research. Intellectual property developed from the research is the property of the company. In September 2000 the company's intellectual property was valued at between $64 and $89 million by independent expert, Acuity Technology Management Pty Ltd.

(b) Research & Development Agreement
In December 2000 the company entered into an agreement with PT to conduct certain research and development, and commercialisation activities. These activities are to be undertaken by ERD in which PT has a 25% interest. Research facilities and research staff are supplied under contract by Unisearch Limited, the commercialisation research arm of the University of New South Wales.

(c) Issue of Additional Shares
During the year the company issued 26,085,187 Ordinary Shares to provide $2,802,000 of additional working capital.

(d) Investment in Subsidiary Company
During the year the company subscribed $507,389 for "A" Class Ordinary Shares in ERD. The funds were used to finance bio-medical research and development, and commercialisation activities. The carrying value of the investment reflects company's share of the net assets held by ERD from time to time. As at 30 June 2001 ERD had negative net assets, consequently a provision for diminution was created to reduce the carrying value to zero.

(e) Forgiveness of Debt

Following review of group intercompany debt in February 2001 the directors of the company resolved to forgive the following debts owed by subsidiary companies –

PharmAction Manufacturing Pty Ltd	$4,870,100
PharmAction Technical Services Pty Ltd	$334,380
Total	$5,204,480

(f) Sale of Subsidiary Companies

Following years of unprofitable business and significant accumulated losses, effective 28 February, 2001 the company sold subsidiary companies, PharmAction Manufacturing Pty Ltd and PharmAction Technical Services Pty Ltd. As a result of the sale, the economic entity realised a loss of $887,565, being the net assets written off of $1,352,565 less the sale price of $465,000. At the time PharmAction Manufacturing Pty Ltd also had a debt of $3,658,699 owing to the company.

Payment of the purchase price and the amount owing is subject to the purchaser finalising finance. The agreed payment arrangements are as follows.

2 October, 2001	$1,000,000
15 December, 2001	2,100,000
15 January, 2002	500,000
15 December, 2002	523,699
Total	$4,123,699

Appropriate security arrangements are in place to ensure recovery of the debt, and interest is payable on the outstanding balance.

(g) Change of Office Bearer

On 20 March, 2001 Mr William T. Bytheway resigned as company secretary and Mr John W. Jennings was appointed.

(h) Unlisted Options for Ordinary Shares

During the year the following options to purchase ordinary shares were granted.

Holder	Number	Price	Issue Date	Exercise Period
Pelorus Australia Pty Ltd	500,000	25 Cents	20/12/00	20/12/01-19/12/04
Ms Christine Cussen (CEO)	2,000,000	25 Cents	20/12/00	20/6/01-19/12/05
Phytotherapy Technology Pty Ltd	2,000,000	25 Cents	2/03/01	2/03/02- 1/03/05
Total	4,500,000			

During the year 7,540,000 options to purchase ordinary shares lapsed, leaving 4,500,000 options on issue.

Changes in controlled entities –

(a) Eiffel Research & Development Pty Ltd

During the year ERD restructured its capital in accordance with the joint venture agreement. The company holds "A" Class Ordinary Shares maintaining a 75% interest in ERD. ERD commenced research and development activities, and related

(b) Pure Lip Agreement

An agreement held by Glyzinc Pharmaceuticals Pty Limited (Glyzinc), a wholly owned subsidiary of the company, with Pure Lip Inc., a US based company, was terminated in February 2001. This agreement allowed Pure Lip Inc. a US based company to exclusively utilise patents held by Glyzinc in relation to zinc monoglycerolate (ZMG) through to 31 December, 2002. During the year royalties of approximately $127,000 were earned from the agreement.

Events Subsequent to Balance Date

Since the end of the financial year the directors are not aware of any matter or circumstance that has significantly effected or may significantly effect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Corporate Governance

The company has adopted policies and procedures to ensure good corporate governance, which are outlined in more detail within the annual report.

Directors' Meetings

The number of directors' meetings and meeting of committees of directors held, in the period each director held office during the year, and the number of meetings attended by each director are as follows:

	Board of Directors		Audit Committee	
	Eligible to attend	Attended	Eligible to attend	Attended
Thomas J Hartigan, Chairman	16	16	1	1
William T Bytheway	16	14		
Peter S Corfield	16	14	1	1
Samuel P Quigley	16	16		
Roderick P Tomlinson	16	14		

Directors' Benefits

No director has received or become entitled to receive during or since the financial period a benefit because of a contract made by the parent entity, controlled entity, or a related body corporate with a director, a firm of which a director is a member or an entity in which a director has a substantial financial interest other than as disclosed below.

Mr Samuel P Quigley and Mr William T Bytheway are directors of Pelorus Australia Pty Ltd (Pelorus). Pelorus represents the interests of Jagen Pty Ltd, a substantial shareholder and noteholder. In September 1999 Pelorus was mandated to assist with the reconstruction of the company and to raise funds to reduce debt and provide working capital. During the year Pelorus was paid fees for services of $354,484 (2000 - $175,460). This included significant consulting time in relation to the sale of the manufacturing business, associated business restructuring, and provision of company secretarial and accounting services. The amount includes share placement fees of $89,200.

This statement excludes a benefit included in the aggregate amount of emoluments received or due and receivable by directors and shown in the company's accounts, or the fixed salary of a full-time employee of the parent entity, controlled entity or related body corporate.

Director and Executive Emoluments

DIRECTORS' REPORT

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, motor vehicles, performance based bonuses, fringe benefits, the employee option plan and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations. Remuneration and other terms of employment for some senior executives are formalised in employment agreements.

Remuneration of non-executive directors is determined by the board within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of the company and each of the officers of the company and the economic entity receiving the highest emoluments are set out below.

Non-Executive Directors of the Company

	Base Fee	Committee Fees	Super-annuation	Consultancy Fees	Total
Thomas J Hartigan	$22,000	$12,400	$4,375	$28,600	$67,375
William T Bytheway	15,600	-	2,250	29,910	47,760
Peter S Corfield	17,600	12,400	2,600	-	32,600
Samuel P Quigley	15,600		2,250	106,105	123,955
Roderick P Tomlinson	22,000		2,250	17,400	41,650
Total	$92,800	$24,800	$13,725	$182,015	$313,340

Prior to the appointment of Ms Cussen, Mr Quigley acted as Chief Executive Officer and negotiated the acquisition of the intellectual property licence. He also negotiated the sale of the manufacturing and technical service businesses.

DIRECTORS' REPORT

Non-Executive Directors of the Economic Entity

	Base Fee	Committee Fees	Super-annuation	Consultancy Fees	Total
Samuel P Quigley	$3,750			$37,800	$41,550
Roderick P Tomlinson	2,500				2,500
Total	$6,250			$37,800	$44,050

Mr Quigley negotiated the joint venture agreement resulting in the establishment of ERD, and the research facilities agreement with Unisearch Limited.

Executives of the Economic Entity

	Base Salary	Motor Vehicle	Super-annuation	Other Benefits	Total
Christine M Cussen	$149,673	$13,792	$23,937	$60,000	$247,402
Ronald Clark	96,667	8,505	18,000	15,500	138,672
Total	$246,340	$22,297	$41,937	$75,500	$386,074

Ms Cussen commenced employment as Chief Executive Officer of the company in November 2000. Prior to her appointment Ms Cussen conducted a strategic marketing study the fee for which is included in other benefits.
Mr Clark ceased to be employed by the economic entity on 28 February, 2001 following the sale of the PharmAction Manufacturing Pty Ltd.

DIRECTORS' REPORT

Directors' and Auditors' Indemnification

During the financial year the company paid premiums of $7,865 to insure the directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company.

The company has not, during the financial year in respect to the auditor of the company:

- indemnified or made any relevant agreement for indemnifying against a liability incurred as an auditor, including costs and expenses in successfully defending legal proceedings; or

- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an auditor for the costs or expenses to defend legal proceedings.

Directors' Shareholdings

The relevant interests of each director in the share capital of the company at the date of this report is as follows:

	Beneficially Held Ordinary Shares	Non-Beneficially Held Ordinary Shares
Thomas J Hartigan		300,000
William T Bytheway		298,000
Peter S Corfield	20,000	280,000
Samuel P Quigley		270,000
Roderick P Tomlinson		1,120,000

Signed in Accordance with a resolution of the Board of Directors.

Director
Thomas J Hartigan

Director
Peter S Corfield

Dated this 13th day of September 2001

CORPORATE GOVERNANCE STATEMENT

Protection of Shareholders' Interests

This statement outlines the main corporate governance practices and policies in place at Eiffel Technology Limited. These practices are subject to ongoing review and enhancement as required. The Directors are committed to protecting the rights and interests of the shareholders through the implementation of a sound strategic business plan and by the development of an integrated framework of controls over the group's resources, functions and assets.

Board Composition and Membership

The Board of five persons currently comprises a non-executive Chairman and four other non-executive Directors. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and identifying and nominating Directors. Board membership is reviewed annually to ensure that the Board has an appropriate mix of qualifications, skills and experience. External advisers may be used to assist in the process. The Company's Articles of Association require a Director appointed by the Board to stand for election at the next Annual General Meeting of shareholders. The company's Articles also require one third of the Directors to retire by rotation each year.

Independent Professional Advice

To enable Directors to fulfil their duties the Board has a policy of enabling Directors to seek outside advice at the Company's expense. The Board will normally review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

Identifying and Managing Business Risk

The Directors regularly monitor the operational and financial performance of companies in the group against budgets and other key performance measures. They also review and receive advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Compensation Arrangements

The Remuneration Committee comprising Mr T J Hartigan and Mr P S Corfield, advises the Board on policy and practices to apply generally, and more specifically evaluates and makes recommendations on remuneration packages and other terms of employment for the Chief Operating Officer, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, motor vehicles, performance based bonuses, fringe benefits, the employee option plan and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations. Remuneration and other terms of employment for certain senior executives are formalised in employment agreements.

The Board within the maximum amount approved by the shareholders from time to time, determines remuneration of non-executive Directors. This is currently set at $100,000.

Audit Committee

The Board has appointed an Audit Committee consisting of two non-executive Directors, Mr T J Hartigan and Mr P S Corfield. The committee provides a direct link between the Board and external audit functions of the Company and normally meets twice yearly. Audit Committee meetings may also be attended by the Chief Financial Officer, and other invited parties.

The Committee is responsible for reviewing and reporting to the Board that:

- The systems of control that management has established effectively safeguards the group's assets.
- Accounting records are properly maintained in accordance with statutory requirements.
- Financial information provided to shareholders and the Board is accurate and reliable.
- External audit functions are effective and are appropriately resourced.

To fulfil these duties the Committee meets with and receives reports from the external auditors dealing with any matters, which arise in connection with their audits.

Quality and Reputation

The Board and management are well aware that the quality and reputation of the group's products and services are critical to protecting and enhancing shareholder value and customer support, and will ensure that research and production facilities used by the group meet with internationally accredited standards.

MGI MEYRICK WEBSTER
ACCOUNTING • CONSULTING • FINANCIAL
ADVISORY GROUP

INDEPENDENT AUDIT REPORT *to the members of Eiffel Technologies Limited*

Scope

We have audited the financial report of Eiffel Technologies Limited and controlled entities for the financial year ended 30 June 2001, comprising the directors' declaration, statement of financial performance, statement of financial position, statement of cash flows and notes to the financial statements.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Eiffel Technologies Limited is in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

b) other mandatory professional reporting requirements.

MGI Meyrick Webster

MGI Meyrick Webster

J Warren

Partner

Melbourne

DIRECTORS' DECLARATION

In the opinion of the Directors of Eiffel Technologies Limited:

(a) the financial statements and notes are in accordance with the Corporations Act 2001 including:

(i) *giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2001 and of* their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This Declaration is made in accordance with a resolution of the Board of Directors and signed for and on behalf of the directors by:

Director
Thomas J Hartigan

Director
Peter S Corfield

Dated this 13th day of September 2001

STATEMENT OF FINANCIAL PERFORMANCE

for the year ended 30 June 2001

	Note	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Revenues from ordinary activities	2	9,451,041	13,427,924	154,547	687,877
Changes in inventories of finished goods and work in progress		(168,980)	40,294	0	0
Raw materials and consumables used		(3,467,133)	(5,658,166)	0	0
Employee benefits expenses		(4,705,299)	(6,789,310)	(441,383)	(589,037)
Depreciation and amortisation expenses	3	(483,980)	(947,858)	(66,656)	(23,454)
Borrowing costs expense	3	(230,724)	(178,668)	(188,998)	(63,394)
Other expenses from ordinary activities		(4,056,268)	(1,129,375)	(6,412,736)	(640,066)
Loss from ordinary activities before income tax		(3,661,343)	(1,235,159)	(6,955,226)	(628,074)
Income tax expense relating to ordinary activities	4	0	0	0	0
Net loss		(3,661,343)	(1,235,159)	(6,955,226)	(628,074)
Net loss attributable to outside equity interests	14	154,089	0	0	0
Net loss attributable to members of the parent entity		(3,507,254)	(1,235,159)	(6,955,226)	(628,074)

STATEMENT OF FINANCIAL POSITION

for the year ended 30 June 2001

	Note	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Current Assets					
Cash	9	956,725	130,189	956,723	11,854
Receivables	10	3,680,246	1,681,560	4,211,386	7,374,736
Inventories	11	0	1,559,687	0	0
Other	12	53,716	113,742	53,616	0
Total Current Assets		4,690,687	3,485,178	5,221,725	7,386,590
Non-Current Assets					
Receivables	10	523,699	20,000	523,699	1,500,000
Investments	13	0	49,350	0	5,100
Plant and equipment	15	4,948	4,581,829	4,948	0
Intangibles	16	0	66,453	0	66,452
Other	12	0	5,394,083	0	0
Total Non-Current Assets		528,647	10,111,715	528,647	1,571,552
Total Assets		5,219,334	13,596,893	5,750,372	8,958,142
Current Liabilities					
Accounts payable	17	621,370	2,107,793	719,073	24,157
Interest bearing liabilities	18	242,500	212,983	242,500	0
Provisions	19	188,000	419,665	178,000	65,623
Other	20	67,817	297,233	67,818	175,477
Total Current Liabilities		1,119,687	3,037,674	1,207,391	265,257
Non-Current Liabilities					
Interest bearing liabilities	18	2,750,000	2,951,788	2,750,000	2,750,000
Provisions	19	0	112,524	0	0
Other	20	0	5,289,265	0	0
Total Non-Current Liabilities		2,750,000	8,353,577	2,750,000	2,750,000
Total Liabilities		3,869,687	11,391,251	3,957,391	3,015,257
Net Assets		1,349,647	2,205,642	1,792,981	5,942,885
Equity					
Issued Capital	21(a)	18,354,101	15,548,779	18,354,101	15,548,779
Reserves		0	0	0	0
Accumulated losses	21(b)	(16,850,391)	(13,343,137)	(16,561,120)	(9,605,894)
Shareholders' equity attributable to members of the parent entity		1,503,710	2,205,642	1,792,981	5,942,885
Outside equity interests in controlled entities		(154,063)	0	0	0

STATEMENT OF CASH FLOWS
for the year ended 30 June 2001

	Note	Economic Entity		Parent Entity	
		2001	2000	2001	2000
		$	$	$	$
Cash Flows from Operating Activities					
Receipts from customers		9,879,037	13,649,168	72,004	565,550
Payments to suppliers and employees		(11,423,506)	(17,086,454)	(1,019,922)	(1,036,625)
Interest received		28,956	11,867	82,543	120,308
Interest and costs of finance paid		(230,724)	(294,500)	(188,998)	(188,394)
Net cash used in operating activities	8	(1,746,237)	(3,719,919)	(1,054,373)	(539,161)
Cash Flows from Investing Activities					
Shares acquired in subsidiary	13	0	0	(507,389)	0
Cash retained by subsidiary sold		(100,000)			
Proceeds from sale of property, plant and equipment		0	23,000	0	13,450
Proceeds from sale of investments		0	23,943	0	0
Purchase of property, plant and equipment		(6,790)	(65,700)	(5,152)	0
Net movement in syndicate deposits		39,508	20,454	0	0
Net cash used in investing activities		(67,282)	1,697	(512,541)	13,450
Cash Flows from Financing Activities					
Proceeds from issue of shares		2,805,322	3,465,565	2,805,322	3,465,565
Proceeds from borrowings		0	2,840,000	0	2,840,000
Repayment of borrowings		(407,767)	(2,575,000)	(480,497)	0
Advance to subsidiaries		0	0	(55,542)	(5,768,000)
Assumed loan from subsidiary company	18(a)	242,500	0	242,500	0
Net cash provided by financing activities		2,640,055	3,730,565	2,511,783	537,565
Net increase in cash held		826,536	12,343	944,869	11,854
Cash at 1 July 2000		130,189	117,846	11,854	0
Cash at 30 June 2001	9	956,725	130,189	956,723	11,854

01

Note 1 Statement of Accounting Policies

The financial report is a general purpose financial report that has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The financial report has also been prepared on an accrual basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial statements.

(a) Principles of Consolidation

The consolidated accounts comprise the accounts of Eiffel Technologies Limited (EIF) and all of its controlled entities. A controlled entity is any entity controlled by EIF. Control exists where EIF has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with EIF to achieve the objectives of EIF. A list of controlled entities is contained in Note 14.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased. Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated accounts.

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense shown in the profit and loss account is based on the operating profit before income tax adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions imposed by the law.

(c) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

(d) Plant and Equipment

Plant and equipment are brought to account at cost or at independent or directors' valuation, less, where applicable, any accumulated depreciation or amortisation. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets including buildings and capitalised leased assets but excluding freehold land, are depreciated over their estimated useful lives to the economic entity commencing from the time the asset is held ready for use.

The gain or loss on disposal of all fixed assets including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the operating result before income tax of the entity in the year of disposal.

The diminishing value method is used to depreciate the assets, and the useful lives used for each class of depreciable assets are:

Class of Fixed Asset	Useful Life Years
Buildings	30 or more
Plant & Equipment	2-10
Office Equipment	2-10
Office Furniture	2-4
Vehicles	2-3

(e) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities within the economic entity and are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over their estimated useful lives. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(f) Investments

Investments are brought to account at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts, except where stated.

(g) Research and Development Expenditure

(h) Intangibles

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

(i) Foreign Currency Transactions and Balances

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

(j) Employee Entitlements

Provision is made for the economic entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and deposits at call with banks or financial institutions, investments in money market instruments maturing within less than two months, net of bank overdrafts.

(l) Revenue Recognition

Sales revenue is recognised when the goods are provided, or when the fee in respect of services provided is receivable.

(m) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
02 **Note 2 Revenue**				
Operating activities				
- sale of goods	9,165,187	13,115,809	0	0
- service revenue	21,919	94,099	0	0
	9,187,106	13,209,908	0	0
- interest received (a)	28,956	14,194	82,543	122,327
- other revenue	640	41,102	72,004	565,550
- rental revenue	66,664	46,666	0	0
- royalties	167,675	116,054	0	0
	9,451,041	13,427,924	154,547	687,877
(a) interest received from:				
- wholly-owned controlled entities	0	0	60,000	120,000
- other persons	28,956	14,194	22,543	2,327
	28,956	14,194	82,543	122,327

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
03 **Note 3 Loss from Ordinary Activities**				
Loss from ordinary activities before income tax expense has been determined after:				
Borrowing costs				
- other persons	230,724	178,668	188,998	63,394
Depreciation and amortisation				
- buildings	147,854	137,760	0	0
- plant and equipment	,246,722	706,874	204	300
- leased plant and equipment	22,952	80,070	0	0
- amortisation	66,452	23,454	66,452	23,154
Total depreciation and amortisation charges	483,980	948,158	66,656	23,454
Bad and doubtful debts				
- trade	0	10,000	0	0
Remuneration of auditor				
- audit or review	64,800	61,000	10,800	9,000
- other services	28,621	17,000	26,466	10,000
Research and development costs	556,195	0	271,537	0

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Note 3 Loss from Ordinary Activities (continued)				
Gain arising from purchase of land & buildings	0	3,039,000	0	0
Loss arising from the forgiveness of loans of subsidiary companies	0	0	(5,204,480)	0
Profit (loss) on sale of subsidiary companies	(887,565)	0	465,000	0
Redundancies due to restructuring	0	(1,017,000)	0	(215,000)

04

Note 4 Income Tax Expense

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
(a) The prima facie tax on operating profit is reconciled to the income tax provided in the accounts as follows:				
Prima facie tax recoverable on operating loss based upon income tax at 34% (36% 2000)	(1,245,000)	(444,000)	(2,364,777)	(226,000)
Add (less):				
Tax effect of:				
— non-deductibility of loan forgiveness	0	0	1,769,510	0
— non-deductibility of loss on sale of subsidiaries	301,920	0	0	0
— tax losses not bought to account	946,480	1,700,000	756,367	236,000
— non assessable abnormal gain	0	(1,156,000)	(158,100)	0
— other non-allowable items	(3,400)	(100,000)	(3,000)	(10,000)
Income tax expense relating to ordinary operations	0	0	0	0
(b) Future income tax benefits arising from losses are not brought to account at balance date as realisation of the benefit is not regarded as virtually certain.				
Balance of tax losses not brought to account	3,123,400	2,177,000	1,080,000	323,000

The benefit will only be obtained if:

- future assessable income is derived of a nature and of an amount sufficient to enable the benefits from the deduction for the losses to be realised;
- the conditions for deductibility imposed by the law continue to be complied with; and
- no changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$

05

Note 5 Bad and Doubtful Debts

Transfer to provisions for doubtful debts:				
- Write back of provision	0	(50,000)	0	0
- Charge for the year	0	10,000	0	0
	0	(40,000)	0	0

06

Note 6 Remuneration and Retirement Benefits

(a) Directors' Remuneration				
Income paid or payable to all directors of the entity by the parent entity and any related parties	357,390	547,661	313,340	547,661
Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:	No.	No.	No.	No.
$0 – $9,999	0	1	0	1
$20,000 – $29,999	0	1	0	1
$30,000 – $39,999	1	2	1	2
$40,000 – $49,999	2	0	2	0
$50,000 – $59,999	0	1	0	1
$60,000 – $69,999	1	0	1	0
$90,000 – $99,999	0	1	0	1
$120,000 – $129,999	0	0	1	0
$160,000 – $169,999	1	0	0	0
$300,000 – $309,999	0	1	0	1

The names of parent entity directors who have held office during the financial year are:

Thomas J Hartigan (Chairman)
William T Bytheway
Peter S Corfield
Samuel P Quigley
Roderick P Tomlinson

(b) Executive Remuneration
Remuneration received or due and receivable by executive officers of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries,

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Note 6 Remuneration and Retirement Benefits (continued)				
The number of executives whose income was within the following bands:	No.	No.	No.	No.
$100,000 – $109,999	0	1	0	1
$130,000 – $139,999	1	0	0	0
$140,000 – $149,999	0	1	0	1
$160,000 – $169,999	0	1	0	1
$240,000 – $249,999	1	0	1	0
$300,000 – $309,999	0	1	0	1

(c) Retirement Benefits
The Economic Entity made superannuation contributions for the executives to the value of $41,937 for the period.

The funds included the followings:
- Cussen Superannuation Fund
- LUCRF

07

	Economic Entity 2001	Economic Entity 2000	Parent Entity 2001	Parent Entity 2000
Note 7 Earnings Per Share				
(a) Basic earnings per share (cents per share)	(4.92)	(2.02)	(4.92)	(2.02)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	71,392,360	61,146,417	71,392,360	61,146,417
(b) Diluted earnings per share (cents per share)	(4.66)	(1.27)	(4.66)	(1.27)

08

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Note 8 Cash Flow Information				
Reconciliation of Cash Flow from Operations with Operating Loss after Income Tax				
Operating Loss after Income Tax	(3,661,343)	(1,235,159)	(6,955,226)	(628,074)
Non-cash flows in operating loss				
Amortisation	66,452	23,454	66,452	23,154
Depreciation	417,528	924,704	204	300
Charges to provisions	89,400	(203,000)	112,377	46,500
Write-off of investment in R&D Syndicate	49,350	0	5,100	0
Profits on sale of property, plant and equipment	0	(7,419)	0	(7,419)
Loss on foreign exchange translation	0	7,271	0	0
Gain on take up of land & buildings	0	(3,237,000)	0	0
Sale of subsidiary company - net assets written off	887,565	0	(465,000)	0
Subsidiary company debt forgiveness	0	0	5,204,480	0
Provision for diminution of investment in subsidiary company	0	0	507,389	0
Changes in assets and liabilities				
Increase in trade and term debtors	418,081	(539,000)	0	0
Decrease (increase) in prepayments	5,665	(41,000)	53,616	27,500
Decrease in inventories	(310,933)	174,500	0	0
Increase (decrease) in trade creditors and accruals	291,998	412,730	416,235	(1,122)
Cash Flows from operations	(1,746,237)	(3,719,919)	(1,054,373)	(539,161)

Disposal of Business

As of February 28, 2001 controlled entities, PharmAction Manufacturing Pty Limited and PharmAction Technical Services Pty were sold

Agggregate details of this transaction are as follows:

	Economic Entity 2001	Parent Entity 2001
Disposal price	465,000	465,000
Amount due	465,000	465,000

Assets & Liabilities held at disposal date :	
Receivables	1,322,904
Inventories	1,870,620
Property, plant and equipment	4,166,145
Creditors	(1,952,270)
Provisions	(433,589)
Borrowings	(3,621,245)
Total Net Assets	1,352,565
Net loss on disposal	(887,565)
	465,000

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
09				
Note 9 Cash Assets				
Cash at bank	956,725	130,189	956,723	11,854
	956,725	130,189	956,723	11,854
Reconciliation of Cash Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:				
Cash	956,725	130,189	956,723	11,854
	956,725	130,189	956,723	11,854
10				
Note 10 Receivables				
Current				
Trade debtors	80,246	1,631,613	0	0
Provision for doubtful debts	0	(10,000)	0	0
	80,246	1,621,613	0	0
Other debtors		59,947		
Amount due under contract of sale (a)	3,600,000	0	3,600,000	0
	3,680,246	1,681,560	3,600,000	0
Amounts receivable from:				
Related companies	0	0	611,386	7,374,736
	0	0	611,386	7,374,736
Total Current	3,680,246	1,681,560	4,211,386	7,374,736
Non-current				
Amount due under contract of sale (a)	523,699	0	523,699	0
Amounts receivable from:				
Term deposit	0	20,000	0	0
Owing by wholly-own subsidiaries	0	0	0	1,500,000
Total Non-current	523,699	20,000	523,699	1,500,000

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$

11

Note 11 Inventories

Raw materials and stores at cost	0	967,201	0	0
Work in progress at cost	0	490,138	0	0
Finished goods at cost	0	102,348	0	0
	0	1,559,687	0	0

12

Note 12 Other Assets

Current				
Accrued revenue	0	39,000	0	0
Prepayments	0	51,268	0	0
Other	53,716	23,474	53,616	0
	53,716	113,742	53,616	0
Non-current				
Future income tax benefit	0	65,310	0	0
Research and Development Syndicate Deposits	0	5,328,773	0	0
	0	5,394,083	0	0

13

Note 13 Investments

Non-current				
Investments comprise:				
Shares				
— in subsidiaries at cost (a)	0	49,350	507,389	5,100
— less provision for diminution	0	0	(507,389)	0
	0	49,350	0	5,100

(a) The activities of Eiffel Research & Development Pty Ltd (ERD), 75% owned subsidiary company, are financed by share subscriptions by the parent entity. As at 30 June, 2001 ERD had negative net assets, accordingly the investment has been written down to nil value.

14

Note 14 Subsidiaries

Subsidiaries and contribution to consolidated loss

	Country of Incorporation	Percentage Owned %	Investment at Book Value	Contribution to consolidated operating loss and extraordinary items after income tax attributable to members of the parent entity
Parent Entity:				
Eiffel Technologies Limited	Aust	-		(6,955,266)
Adjusted for reconciling items:				
- Subsidiary company debt forgiveness				5,204,480
- Provision for diminution in value of investment in Eiffel Research & Development Pty Ltd				507,389
				(1,243,397)
Subsidiaries of Eiffel Technologies Limited:				
- Eiffel Research & Development Pty Ltd	Aust	75	0	(616,354)
Less loss attributable to outside equity interests				154,089
				(462,265)
- Bellara Medical Products Limited	Aust	100	0	(61,508)
- Catsell Pty Limited	Aust	100	0	(200)
- A.C.N. 005 648 966 Pty Limited	Aust	100	0	(200)
- Phytochemica Pty Limited	Aust	100	0	(49,550)
- VPI Inc	USA	90	0	0
- A.C.N. 003 330 587 Pty Limited	Aust	100	0	(200)
- Glyzinc Pharmaceuticals Limited	Aust	100	0	153,668
				(420,255)
Subsidiaries sold during year:				
- Loss for 8 months to 28 February, 2001				(491,037)
- Net assets written off				(1,352,565)
				(1,843,602)
Total				(3,507,254)

15

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Note 15 Property, Plant and Equipment				
Land and Buildings				
Freehold land at:				
- Independent valuation	0	1,050,000	0	0
	0	1,050,000	0	0
Buildings at:				
- Independent valuation	0	2,353,488	0	0
less accumulated depreciation	0	137,112	0	0
	0	2,216,376	0	0
Total Land and Buildings	0	3,266,376	0	0
Plant and equipment at cost	5,152	2,709,813	5,152	0
less accumulated depreciation	204	1,451,740	204	0
	4,948	1,258,073	4,948	0
Capitalised leased plant and equipment	0	523,966	0	0
less accumulated depreciation	0	466,586	0	0
	0	57,380	0	0
Total Plant and Equipment	4,948	1,315,453	4,948	0
Total Property, Plant and Equipment	4,948	4,581,829	4,948	0

Movements in Carrying Amounts
Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current finacial year

	Freehold Land	Buildings	Plant and Equipment	Leased Plant and Equipment	Total
Balance at the beginning of the year	$1,050,000	$2,216,376	$1,258,073	$57,380	$4,581,829
Additions	0	1,640	12,057	0	13,697
Disposals	0	0	0	0	0
Revaluation	0	0	0	0	0
Depreciation	0	(147,854)	(246,733)	(23,953)	(417,538)

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$

16

Note 16 Intangibles Assets

Investment in Joint Venture				
at cost	140,722	140,723	140,722	140,722
Accumulated amortisation	140,722	74,270	140,722	74,270
	0	66,453	0	66,452

17

Note 17 Accounts Payable

Current				
Trade creditors	621,370	2,107,793	492,509	24,157
Amounts payable to related entities	0	0	226,564	0
	621,370	2,107,793	719,073	24,157

18

Note 18 Interest Bearing Liabilities

Current				
Unsecured Liabilities				
Lease liability	0	51,316	0	0
Bank loan (a)	242,500	161,667	242,500	0
	242,500	212,983	242,500	0
Non-current				
Unsecured Liabilities				
Lease liability	0	40,121	0	0
Bank loan (a)	0	161,667	0	0
		201,788	0	0
Secured Liabilities				
Convertible Note (b)	2,750,000	2,750,000	2,750,000	2,750,000
	2,750,000	2,750,000	2,750,000	2,750,000
	2,750,000	2,951,788	2,750,000	2,750,000

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Note 18 Interest Bearing Liabilities (continued)				
(a) The bank loan is the balance of a fully drawn loan assumed by the parent entity prior to the sale of PharmAction Technical Services Pty Limited.	242,500	323,334	242,500	0
(b) The covertible note due to Jagen Pty Ltd is secured by Land and Buildings owned by PharmAction Manufacturing Pty Limited. *Alternative security arrangements have been* made and are to be put in place upon settlement of the contract of sale over PharmAction Manufacturing Pty Limited and PharmAction Technical Services Pty Limited.	2,750,000	2,750,000	2,750,000	2,750,000

19

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Note 19 Provisions				
Current				
Employee entitlements (a)	6,000	300,862	6,000	13,523
Other	182,000	118,803	172,000	52,100
	188,000	419,665	178,000	65,623
Non-current				
Employee entitlements (a)	0	112,524	0	0
(a) Aggregate employee entitlement liability	6,000	413,386	6,000	13,523

20

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Note 20 Other Liabilities				
Current				
Accrued expenses	33,800	207,674	33,801	85,918
Other loans	34,017	89,559	34,017	89,559
	67,817	297,233	67,818	175,477
Non-current				
Research and development syndicate deposits	0	5,289,265	0	0
	0	5,289,265	0	0

21

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Note 21 (a) Issued Capital				
Issued and Paid-up Capital:				
91,537,993 (2000 - 65,452,806) ordinary shares	18,354,101	15,548,779	18,354,101	15,548,779
Paid up Capital				
At the beginning of the financial year				
65,452,806 (2000 - 56,966,115) ordinary shares	15,548,779	15,548,779	15,548,779	15,548,779
Shares issued during the year				
1,000,000 on 8 August 2000 (a)	150,000		150,000	
8,000,000 on 12 January 2001 (b)	1,000,000		1,000,000	
5,185,187 on 30 March 2001 (c)	700,000		700,000	
11,900,000 on 29 June 2001 (d)	952,000		952,000	
Options converted to shares	3,322		3,322	
	18,354,101	15,548,779	18,354,101	15,548,779

(a) On the 8th August 2000 the Directors issued 1,000,000 shares for the net amount of $150,000. *The shares were issued for the purpose of raising additional working capital.*

(b) On the 12th January 2001 the Directors issued 8,000,000 shares for the net amount of $1,000,000. The shares were issued for the purpose of raising additional working capital.

(c) On the 30th March 2001 the Directors issued 5,185,187 shares for the net amount of $700,000. The shares were issued for the purpose of raising additional working capital.

(d) On the 29th June 2001 the Directors issued 11,900,000 shares for the net amount of $952,000. The shares were issued for the purpose of raising additional working capital.

NOTE 21 (b) Consolidated Accumulated Losses

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Beginning of financial year	(13,343,137)	(12,107,978)	(9,605,894)	(8,977,820)
Net Loss for the year	(3,507,254)	(1,235,159)	(6,955,226)	(628,074)
End of financial year	(16,850,391)	(13,343,137)	(16,561,120)	(9,605,894)

22

Note 22 Financial Instruments

(a) Interest Rate Risk

The board's exposure to interest rate risks and effective interest rates of financial assets and financial liabilities, both recognised at balance date are as follows:

	Weighted Average Effective Interest Rate		Floating Interest Rate $		Fixed Interest Rate Maturing Within Year $		Fixed Interest Rate Maturing 1 to 5 Years $		Non-interest Bearing $		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Financial Assets												
Cash	4.00	4.34	956,725	130,189	0	0	0	0	0	0	956,725	130,189
Receivables			0	0	0	0	0	0	80,246	1,631,560	80,246	1,631,560
Contract of sale		10.00	0	0	3,600,000	0	523,699	0	0	0	4,123,699	0
Investments			0	0	0	0	0	0	0	49,350	0	49,350
Total Financial Assets			956,725	130,189	3,600,000	0	523,699	0	80,246	1,680,910	5,160,670	1,811,099
Financial Liabilities												
Bank loans			0	0	242,500	161,667	0	161,667	0	0	242,500	323,334
Other loans			0	0	0	0	0	0	34,017	89,559	34,017	89,559
Trade and sundry creditors			0	0	0	0	0	0	689,187	2,405,026	689,187	2,405,026
Lease Liabilities		7.90	0	0	0	51,316	0	40,121	0	0	0	91,437
Convertible notes	6.18	6.40	0	0	0	0	2,750,000	2,750,000	0	0	2,750,000	2,750,000
Total Financial Liabilities			0	0	242,500	212,983	2,750,000	2,951,788	23,204	2,494,585	3,715,704	5,659,356

(b) Credit Risk

The Board's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the Statement of Financial Position.

Upon settlement of the contract of sale appropriate security arrangements are to be put in place to secure any outstanding balance. Trade receivables are managed by regular review and follow up.

(c) Net Fair Value

The aggregate net fair value of financial assets and financial liabilities, both recognised and unrecognised, at balance date, are as follows:

	2001 Carrying Amount $	2001 Net Fair Value $	2000 Carrying Amount $	2000 Net Fair Value $
Financial Assets				
Cash	956,725	956,725	130,189	130,189
Receivables	80,246	80,246	1,631,560	1,631,560
Contract of sale	4,123,699	4,123,699	0	0
Investments	0	0	49,350	49,350
	5,160,670	5,160,670	1,811,099	1,811,099
Financial Liabilities				
Bank loans	242,500	242,500	323,334	323,334

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
23 **Note 23 Leasing Commitments**				
(a) Finance Lease Commitments Payable				
- not later than 1 year	0	51,702	0	0
- later than 1 year but not later than 5 years	0	45,930	0	0
Minimum lease payments	0	97,632	0	0
Less future finance charges	0	6,195	0	0
Total Lease Liability	0	91,437	0	0
(b) Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statemets:				
Payable				
- not later than 1 year	0	29,892	0	0
- later than 1 year but not later than 5 years	0	42,347	0	0
	0	72,239	0	0

24

Note 24 Statement of Operations by Segments

During the year the economic entity operated in the biomedical research, and pharmaceutical manufacturing and distribution sectors. Pharmaceutical manufacturing operations ceased as of 28 February, 2001 when the related entities were sold.

25

Note 25 Superannuation Commitments

The Eiffel Technologies Limited controlled entities participate in various superannuation plans to provide benefits to directors and employees of this entity on retirement, death or disability. Benefits provided under these plans are based on accumulated contributions and earnings for each employee.

Employees and Directors contribute various percentages of their gross income. The controlled entities concerned are required to contribute the prescribed Superannuation Guarantee Limit percentage to each of the superannuation plans. Other than this requirement, there is no legally enforceable obligation on the Eiffel Technologies Limited controlled entities in regard to superannuation contributions.

26

Note 26 Related Party Transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Transactions with related parties				
(i) Group Company				
- Charges to Eiffel Research & Devlelopment Pty Ltd	0	0	158,168	0
- Loan to Bellara controlled entity	0	0	384,822	633,179
- Receivable from PharmAction Technical Services Pty Limited	0	0	0	274,454
- Loan to PharmAction Manufacturing Pty Limited	0	0	0	1,500,000
- Receivable from PharmAction Manufacturing Pty Limited	0	0	0	6,463,374

The charges to Eiffel Research & Development Pty Ltd are salary and office costs related to commercial services provided by the Chief Executive Officer and other staff.

(ii) Phytotherapy Technology Pty Ltd

During the year Eiffel Research & Development Pty Ltd paid $81,014 to Phytotherapy Technology Pty Ltd, a 25% shareholder, for research and development consulting services.

(iii) Pelorus Australia Pty Limited (Pelorus)

Pelorus represents the interests of Jagen Pty Limited, a substantial shareholder and noteholder. Two of the directors of Pelorus, namely Mr Samuel P Quigley and Mr William T Bytheway are directors of the company representing Jagen Pty Ltd, a company associated with the interests of Mr Boris Liberman.

In September 1999 Pelorus was mandated to assist with the reconstruction of the company and to raise funds to reduce debt and provide working capital. During the year Pelorus was paid fees for services of $354,484 (2000 $175,460).

STOCK EXCHANGE INFORMATION

1. Shareholdings

(a) Distribution of Shareholdings

Category (Size of holdings)	Ordinary Shares
1-1,000	716
1,001-5,000	1,108
5,001-10,000	653
10,001-100,000	947
100,001 and over	106
	3,530

(b) The number of shareholdings held in less than marketable parcels is 1,633.

(c) The names of the substantial shareholders as disclosed in the substantial shareholders register are:

Shareholder	Ordinary Shares
Jagen Pty Ltd	15,575,232
	15,575,232

(d) The names of the 20 largest holders of ordinary fully paid shares and their respective holdings as at 21 September 2001 are:

Shareholder	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
Jagen Pty Ltd	15,575,232	17.02
Serlett Pty Ltd (Diligent Super Fund A/C)	2,210,000	2.41
Bass Equities Fund No. 1 Pty Limited	2,000,000	2.18
Regans Express Pty Limited	2,000,000	2.18
I E Properties Pty Ltd	1,945,000	2.12
Kinetic Investment Co Pty Ltd	1,200,000	1.31
VAGG Investment Management Services Pty Ltd	1,042,163	1.14
Reef Sercurities Limited	1,000,000	1.09
Mambat Pty Ltd	896,300	0.98
Taefu Pty Ltd	820,000	0.90
Mr Maxwell Thomas Quirk	800,000	0.87
McKell Place Nominees Pty Ltd	770,500	0.84
Mr Ralph Harris	760,000	0.83
FNL Investments Pty Limited (Super A/C)	728,924	0.80
Mr Rami Cassis	673,000	0.74
Mr Val Rozenbergs	660,463	0.72
[illegible] Pty Ltd	645,000	0.70

2. **The name of the company secretary is Mr John W Jennings.**

3. **The address of the principal registered office in Australia is:**
Level 14, 50 Market Street
Melbourne Victoria 3000

Telephone (03) 9629 8022
Facsimile (03) 9629 8077

4. **The share register is held at the following address:**
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney New South Wales 2000

Telephone (02) 1300 855 080
Facsimile (02) 8234 5050

5. **Stock Exchange Listing**
Quotation was granted on 20 August 1996 for the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited.

6. **Director's Interest in Equity**
The interests of each director in the share capital of the Parent Entity, Eiffel Technologies Limited, as disclosed by the register of directors' shareholdings as at 21 September 2001.

Director	Shares Beneficially Held - Ordinary -	Shares Non-Beneficially - Ordinary -
Thomas J Hartigan	0	300,000
Peter S Corfield	20,000	280,000
Roderick P Tomlinson	0	1,120,000
William T Bytheway	0	298,000
Samuel P Quigley	0	270,000

DIRECTORY INFORMATION

Registered office and principal place of business
Eiffel Technologies Limited
Level 14, 50 Market Street
Melbourne Victoria 3000
Telephone (03) 9629 8022
Facsimile (03) 9629 8077
Email: information@eiffeltechnologies.com.au
Website: www.eiffeltechnologies.com.au

Directors
Thomas J Hartigan (Chairman)
William T Bytheway
Peter S Corfield
Samuel P Quigley
Roderick P Tomlinson

Secretary
John W Jennings

Auditors
MGI Meyrick Webster
Chartered Accountants
9th Floor, 160 Queen Street
Melbourne Victoria 3000

Bankers
Australia and New Zealand Banking Group Limited
388 Collins Street
Melbourne Victoria 3000

Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney New South Wales 2000
Telephone 1300 855 080
Facsimile (02) 8234 5050

Solicitors
Freehills
Level 42, 101 Collins Street
Melbourne Victoria 3000

Design: Chris Perks Design Melbourne

EIFFEL TECHNOLOGIES